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                                                                     EXHIBIT 8

                    [Thompson Hine & Flory P.L.L. letterhead]



                                  June 12, 1996



Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, Ohio  45212

Circle Financial Corporation
11100 Reading Road
Sharonville, Ohio 45241


Ladies and Gentlemen:

         This letter is in response to your request for our opinion with respect to certain Federal income tax consequences of the proposed merger of Circle Financial Corporation ("Circle") with and into Fidelity Acquisition Corporation ("Acquisition Corporation"), a wholly-owned subsidiary of Fidelity Financial of Ohio, Inc. ("Fidelity"), (the "Merger"), pursuant to the Amended and Restated Agreement of Merger dated as of June 13, 1996, by and among Circle, Fidelity, and Acquisition Corporation (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission on June 17, 1996 or the Agreement. This opinion is effective as of the Effective Time of the Merger and subject to the receipt of customary representations from Fidelity, Circle, and certain of the shareholders of Circle as of the Effective Time of the Merger.

         In connection with the proposed Merger, we understand the following:

(a) Pursuant to the laws of Ohio, Circle will merge with and into Acquisition Corporation, which will be the surviving corporation;

(b) Pursuant to the Merger, all of the assets of Circle will be transferred to Acquisition Corporation and Acquisition Corporation will assume all of Circle's liabilities;

(c) At the Effective Time, all shares of Circle Common Stock owned by Circle (including treasury shares) or Fidelity, or any of their respective wholly-owned subsidiaries, will be cancelled;


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Circle Financial Corporation
Fidelity Financial of Ohio, Inc.
June 12, 1996                                                            Page 2



(d) At the Effective Time, each outstanding share of Circle Common Stock will be converted, at the election of the holder, into a right to receive the number of shares of Fidelity Common Stock determined according to the Exchange Ratio or a cash amount equal to $38.00 per share;

(e) At the Effective Time, each holder of Circle Common Stock who otherwise would have been entitled to a fraction of a Fidelity Common Share will receive in lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the Average Acquiror Share Price;

(f) As soon as practicable after the Effective Time, the exchange agent will distribute shares of Fidelity Common Stock and/or cash to holders of Circle Common Stock; and

(g) Acquisition Corporation will continue to conduct the historic business of Circle or use a significant portion of Circle's historic business assets in a business within the meaning of Treasury Regulation ss. 1.368-1(d).

         This  opinion  is  expressly   contingent  upon   satisfaction  of  the
continuity of interest requirement of the Treasury Regulations Section 1.368-1(b) ("Treasury Regulations"). The management of Circle and certain of the shareholders of Circle have advised us that there is no plan or intention by shareholders of Circle who own 5 percent or more of its stock and to the best of their knowledge there is no plan or intention on the part of the remaining Circle shareholders, in each case, to sell, exchange or otherwise dispose of the shares of Fidelity Common Stock received in the Merger that would result in failure to satisfy the continuity of interest requirement as prescribed in the Treasury Regulations and the Internal Revenue Service guidelines as set forth in Revenue Procedure 77-37 and Revenue Procedure 86-42, as modified to the date hereof.

         In connection herewith, we have examined the Agreement, the Registration Statement on Form S-4 filed by Fidelity with the Securities and Exchange Commission (which contains a Prospectus/Joint Proxy Statement) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of Fidelity, Circle and certain of the shareholders of Circle set forth in letters certified by their respective officers or such shareholders. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion that for Federal income tax purposes:

(a)      The Merger  will  constitute  a  reorganization  within the  meaning of
         Section 368 (a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code 1986, as amended (the "Code"), and Fidelity, Acquisition Corporation and Circle will each be a party to the reorganization;


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Circle Financial Corporation
Fidelity Financial of Ohio, Inc.
June 12, 1996
                                                                         Page 3




(b) Fidelity, Acquisition Corporation and Circle will recognize no gain or loss as a result of the Merger;

(c) No gain or loss will be recognized by a shareholder of Circle upon the exchange of shares of Circle Common Stock solely for shares of Fidelity Common Stock except for any gain recognized with respect to cash received by a shareholder of Circle in lieu of fractional shares of Fidelity Common Stock;

(d) Any shareholder of Circle who receives cash in exchange for their shares of Circle Common Stock will recognize gain, if any, equal to the lesser of (i) the excess of the amount of cash plus the fair market value of any Fidelity Common Stock received in the Merger over the shareholder's adjusted tax basis in their Circle Common Stock, or (ii) the amount of cash received.

(e) The adjusted tax basis of the Fidelity Common Stock received by shareholders of Circle who exchange all of their Circle Common Stock solely for Fidelity Common Stock in the Merger will be the same as the adjusted tax basis of the shares of Circle Common Stock surrendered in exchange therefor, decreased by any amount allocable to a fractional share interest for which cash is received;

(f) The holding period of the Fidelity Common Stock received by shareholders of Circle who exchange all of their Circle Common Stock solely for Fidelity Common Stock in the Merger will include the holding period of the shares of Circle Common Stock surrendered in exchange therefor, provided that such Circle Common Stock is held as a capital asset by the Circle shareholder at the consummation of the Merger; and

(g) A shareholder of Circle who receives cash in lieu of a fractional interest in Fidelity Common Stock will be treated as if a fractional share were distributed as part of the Merger exchange, immediately redeemed, and then as having received a cash distribution in full payment of the stock thus redeemed as provided in Section 302 of the Code.

         This opinion does not relate to or purport to cover any matters others than the ones expressly stated herein. The opinion expressed herein is limited to the consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to state, local or other tax laws, nor with respect to the treatment of shares received as a result of the exercise of employee stock options. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

         We hereby  consent to the reference to us under the caption "The Merger
- - Certain Federal Income Tax Consequences" in the Prospectus/Joint Proxy Statement forming a part


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Circle Financial Corporation
Fidelity Financial of Ohio, Inc.
June 12, 1996
                                                                         Page 4


of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

Very truly yours,


Thompson Hine & Flory P.L.L.